Exhibit 4.35

Financial Service Framework Agreement

This Agreement is made on 29 August 2016 in Guangzhou, between:

China Southern Airlines Company Limited (hereinafter referred to as “Party A”)

Address: No. 278, Ji Chang Road, Guangzhou

Legal Representative: Wang Chang Shun (王昌顺)

Southern Airlines Group Finance Company Limited (hereinafter referred to as “Party B”)

Address: No. 17, Hang Yun Nan Street, Baiyun District, Guangzhou

Legal Representative: Wang Jianjun (王建军)

In connection with Party B’s provision of deposit, loan business, insurance agent business and other relevant financial services to Party A (In this Agreement, Party A shall include China Southern Airlines Company Limited and its controlled subsidiaries), Party A and Party B, based on the principle of equality and mutual benefit, and through friendly negotiation, hereby reach a framework agreement as follows:

Section 1 Deposit Services

1.	Party A shall, in accordance with this Agreement, deposit a part of its temporarily idle working capital and a part of operating return funds to its bank account opened with Party B in the principle of free deposits and withdrawals.

2.	Party B shall pay to Party A the interest for Party A’s deposits on a regular basis at a rate no less than the deposit interest rates provided by the People’s Bank of China during the same period.

3.	Party B shall provide the transfer settlement services to Party A for its normal operation activities according to Party A's need and relevant state provisions.

4.	Party B shall provide online financial services to Party A in order to speed up Party A’s fund settlements and increase the settlement efficiency.

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Section 2 Loan Services

1.	Party B shall, as practical as possible, give priorities to meet Party A’s loan needs according to its own financial ability. Under this Agreement, the loan services Party B shall provide to Party A shall include loans, commercial bill discounting service and other credit services.

2.	If Party A applies to Party B for loans, Party A and Party B shall sign loan contracts to specify the amount, purpose and duration of loans and other matters.

3.	Party A shall pay to Party B the interest on its loans from Party B at a rate no higher than the loan interest rates provided by the People’s Bank of China during the same period ..

4.	Party A shall repay the principal of the loans and pay the interest thereof as scheduled according to the loan service contracts both parties sign.

Section 3 Other Finance Services

1.	Party B may, upon acceptance of Party A’s entrustment, provide the following financial services to Party A according to the needs of Party A’s normal operation activities. However, Party A and Party B shall further sign separate contracts to agree upon specific provision of such services.

(1)	Insurance agency business: Both parties agree to cooperate on insurance sales business related to air transportation through certain sales platforms. Such platforms shall include ground counters in all areas within the jurisdiction of Party A, 95539 call centers and corporate websites, mobile platforms and other online and offline channels;

(2)	Guarantee business;

(3)	Financial and financing adviser, credit assurance and related consultation and agency business;

(4)	Other businesses that Party B may be engaged in after obtaining approval from China Banking Regulatory Commission.

2.	In the case that Party A is approved to issue bonds, Party B may, upon acceptance of Party A’s entrustment, provide bond issuance and underwriting services to Party A. However, Party A and Party B shall further sign separate contracts to agree upon specific provision of such services.

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3.	Party A shall provide insurance sales platforms to Party B; while Party B shall pay fees to Party A for using such sales platforms.

4.	Any fees Party B charges for providing any of the foregoing financial services to Party A shall be in compliance with any relevant fee standards as provided by the People’s Bank of China or China Banking Regulatory Commission, China Insurance Regulatory Commission and other regulatory authorities (if any) and shall not be higher than any fees any independent third party charges for providing such financial services to Party A.

5.	With respect to the insurance agency business, Party A shall be only liable for providing insurance sales platforms and shall not be liable for any disputes arising among the insurers, insurance agents, policy holders, the insured and other parties. Party B shall ensure that it has the agency authority to sell the insurance in the place where the insurance is sold. Party A shall not bear any obligations or liabilities arising therefrom.

Section 4 Special Agreements

1.	In order to better control the fund risks, Party B undertakes to only deposit its idle funds to state-owned commercial banks and listed joint-equity commercial banks. Meanwhile, Party B also undertakes to meet any Party A’s needs for using the deposits within Party A’s deposit limits at any time.

2.	In order to ensure the performance of this Agreement, Party A agrees to provide a total loan limit no more than the total amount of Party B’s equity capital, common reserve fund and other companies' deposits (excluding Party A) to China Southern Air Holding Company and its subsidiaries (excluding Party A).

3.	Both parties of the transaction shall follow a fair and reasonable pricing principle which is based on fair market price and not higher than any independent third party’s pricing or fee standards.

4.	Both parties shall sign any specific agreements in which relevant terms shall be provided based on general commercial terms or better terms and shall meet relevant requirements of the listing rules of the places where the companies are listed.

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Section 5 Liability for Breach of Contract

Any violation of any provisions of this Agreement by either party, or non-performance or incomplete performance of any of its obligations under this Agreement by either party shall be deemed to constitute a breach of this Agreement. Therefore, the defaulting party shall assume its default liabilities according to relevant provisions of the Contract Law of the People’s Republic of China; while the other party shall have the right to terminate this Agreement. For the avoidance of doubt, this Agreement shall not constitute any obligations of Party A to deposit money to or borrow money from Party B.

Section 6 Dispute Resolution

Both parties shall settle, through friendly negotiation, any dispute arising from or in connection with the interpretation, effect and performance of this Agreement. If such dispute cannot be settled through negotiation, either party may submit such dispute to a competent People’s Court in Guangzhou City.

Section 7 Validity and Duration of this Agreement

1.	This Agreement has a validation period of 3 years from 1 January 2017 to 31 December 2019. This Agreement shall be legally binding on both parties from the effective date hereof.

2.	Both parties agree that from the effective date of this Agreement, all previously signed relevant financial service framework agreements between them shall be automatically terminated.

Section 8 Transaction Caps

1.	Both parties hereto agree that from the effective date of this Agreement, the balance of Party A’s deposit with Party B (including any accrued interest) on any day shall not exceed RMB 8 billion; the balance of any loan service provided by Party B (including total interest expense) on any day shall not exceed the foregoing same amount.

2.	Both parties hereto agree that during the term of this Agreement, in relation to other financial service business, the total transaction amount Party A shall pay to Party B in any fiscal year shall not exceed RMB5 million; while the total transaction amount Party B shall pay to Party A shall not exceed RMB68.60 million in 2017, RMB79.35 million in 2018 and RMB91.67 million in 2019.

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Section 9 Risk Control

In order to control the fund risk, Party B shall be obliged to assist Party A to complete the following measures:

1.	Prior to conducting related transactions with Party B, Party A shall have the right to have access to Party B’s effective Financial License and Business License of Enterprise Legal Person. If Party B cannot provide relevant licenses or relevant licenses have expired, Party A will terminate any business cooperation with Party B.

2.	Prior to deposition of any funds with Party B, Party A shall have the right to obtain and review Party B’s annual reports for the most recent fiscal year, which has been audited by an accountants’ firm qualified to audit securities and futures business activities. Party A shall start business cooperation with Party B if Party A confirms the risk can be controlled.

3.	Party A shall be entitled to inspect Party B’s operation and financial status on a regular basis and check with Party B whether there is any violation of any provisions of the Measures for the Administration of Financial Companies of Enterprise Groups published by China Banking Regulatory Commission. Party A shall be entitled to request Party B to provide Party A’s finance department with all information regarding its regulatory indicators within fifteen working days after the end of each quarter. If any relevant indicators are found to be non-compliant with relevant provisions of the Measures for the Administration of Financial Companies of Enterprise Groups, Party A will terminate all deposit business cooperation with Party B.

4.	In any one of the following cases, Party A shall have to right to withdraw all or any part of its deposits with Party B or suspend depositing to Party B or request Party B to perform and complete a rectification or take other risk management measures to effectively ensure the safety of Party A’s deposits with Party B:

(1)	Party B’s asset-liability ratio indicators are non-compliant with the provisions of Section 34 of the Measures for the Administration of Financial Companies of Enterprise Groups;

(2)	Party B is unable to pay due debts, or an occurrence of bank runs, or with a large amount of overdue loans or guarantees advances, serious failure of computer system, being robbed or defrauded, or directors or senior management personnel being involved in serious violation of discipline, criminal cases and other major issues;

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(3)	Party B has suffered a great loss in the securities investment business and the loss has reached 50% of the registered capital of Party B;

(4)	There is an occurrence of significant changes in the organization, equity transactions or operation risks and other matters which may affect the normal operation of Party B;

(5)	The proportion of Party A’s deposit balance with Party B in Party B’s balance of the deposits absorbed by Party B exceeds the limit as provided by relevant securities regulatory authorities;

(6)	Party B is imposed to administrative sanctions by China Banking Regulatory Commission or other regulatory authorities for violation of laws or regulations;

(7)	Party B is ordered to rectify by China Banking Regulatory Commission; and

(8)	Other matters Party A considers may bring potential security risks to Party A.

5.	Party A shall have the right to withdraw all or any part of its deposits with Party B at any time in order to ensure the security and liquidity of relevant deposits.

Section 10 Miscellaneous

1.	Unless for compliance with any mandatory requirements of any laws or any legal regulators, without the consent of the other party, either party shall not disclose to any other parties any information about other party being obtained through this Agreement or any content of this Agreement.

2.	Both parties shall strictly comply with the Anti Money Laundering Law of the People’s Republic of China, Provisions of Anti Money Laundering of Financial Institutions, Measures for Administration of Client Identity Identification and Materials and Transaction Records of Financial Institutions, Measures for Administration of Anti Money Laundering in Insurance Industry and other relevant anti money laundering laws, regulations and administrative rules and shall not participate in any money laundering activities or provide any facilitating conditions for any money laundering activities conducted by any others.

3.	Without prior written consents of both parties hereto, any party shall not alter or modify any terms or contents of this Agreement. Any supplements or modifications shall be agreed by both parties and formed a written supplementary agreement to have legal binding effect on both parties.

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4.	Both parties shall further negotiate to sign any written supplementary agreement for any matters not covered in this Agreement. Such written supplementary agreement shall have same legal effect as this Agreement.

5.	This Agreement is made in six copies, with each party holding two copies. Each copy shall have equal legal effect.

Party A: China Southern Airlines Company Limited

Authorized Representative: Xiao Lixin (肖立新)

Party B: Southern Airlines Group Finance Company Limited

Authorized Representative: Xu Yanqing (徐燕青)

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